Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

December 1, 2006

Catalyst appoints four new directors to its board

Vancouver, BC - Catalyst Paper Corporation (TSX:CTL) today appointed four new members to its board and accepted the resignations of current directors Mark Dodson and Alice Laberge. The four new directors were appointed at the request of Third Avenue Management LLC, which holds approximately 37.97 per cent of the issued and common outstanding shares of the company.

Joining the Catalyst board is Benjamin Duster IV, senior advisor with financial advisory firm Watermark Advisors. Mr. Duster brings 17 years of Wall Street experience in mergers and acquisitions, venture capital and business turnarounds. He is a graduate of Harvard Business and Harvard Law Schools and was admitted to the Illinois Bar in 1985. Mr. Duster is a member of several corporate boards, including chairman of the board for Algoma Steel.

Neal P. Goldman, most recently a managing director in the high yield division at MacKay Shields LLC of New York, was appointed to the board.  Mr. Goldman’s background includes extensive experience in financial analysis, trading, mergers and acquisitions, distressed investing and restructuring.  He holds a M.B.A. from the University of Illinois and a B.A. from the University of Michigan. Currently he is also a member of the board of NII Holdings, Inc.

Jeffrey Marshall, chairman of Smith Marshall, a strategic partnership providing business consulting services to industry, also joins the Catalyst board. With degrees from Queen’s University and McGill University and executive experience in a range of international and North American industry sectors, Mr. Marshall is a member of several corporate boards and chairman of aluminum producer Ormet Corporation.

Amit Wadhwaney, portfolio manager and senior research analyst with Third Avenue Management, LLC of New York has also joined the board. He specializes in value investing as portfolio manager and analyst for the Third Avenue International Value Fund and for Third Avenue’s private and institutional advisory business. With forest industry experience as an analyst with Domtar Inc. and Bunting Warburg, Mr. Wadhwaney holds degrees from the University of Minnesota, Concordia University (Montreal) and the University of Chicago.

“I would like to welcome the new directors, and to recognize the extensive experience they bring in business, finance and corporate governance,” said board chairman Keith Purchase. “I would also like to thank outgoing directors Mark Dodson and Alice Laberge for their service to the board.”

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Investors: Media:
Ralph Leverton  Lyn Brown
Vice-President, Finance and CFO Vice-President, Corporate Affairs
604-654-4040 604-654-4212